# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENESIS ENERGY LP, CIK 0001022321
CUSIP: 371927104
Title of class of securities: Common Units - Class A representing limited partner interests
Address of issuer's principal executive offices: 811 Louisiana, Suite 1200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0001140361-19-012953
Filed by CIK 0001472698
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, 212-750-8300; M. Breen Haire, Esq., Simpson Thacher & Bartlett LLP, 600 Travis, Suite 5400, Houston, Texas (TX), 77002, 713-821-5650

## Reporting persons
- KKR Rodeo Aggregator L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,847,861; shared voting power 0; sole dispositive power 7,847,861; shared dispositive power 0; aggregate amount beneficially owned 7,847,861 (6% of the class)
- KKR Rodeo Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,847,861; shared voting power 0; sole dispositive power 7,847,861; shared dispositive power 0; aggregate amount beneficially owned 7,847,861 (6% of the class)
- KKR Global Infrastructure Investors II (Rodeo) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,847,861; shared voting power 0; sole dispositive power 7,847,861; shared dispositive power 0; aggregate amount beneficially owned 7,847,861 (6% of the class)
- KKR Associates Infrastructure II AIV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,847,861; shared voting power 0; sole dispositive power 7,847,861; shared dispositive power 0; aggregate amount beneficially owned 7,847,861 (6% of the class)
- KKR Infrastructure II AIV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,847,861; shared voting power 0; sole dispositive power 7,847,861; shared dispositive power 0; aggregate amount beneficially owned 7,847,861 (6% of the class)
- KKR Financial Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,847,861; shared dispositive power 7,847,861; aggregate amount beneficially owned 7,847,861 (6% of the class)
- KKR Group Partnership L.P. (CIK 0001472698): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,847,861; shared voting power 0; sole dispositive power 7,847,861; shared dispositive power 0; aggregate amount beneficially owned 7,847,861 (6% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,847,861; shared voting power 0; sole dispositive power 7,847,861; shared dispositive power 0; aggregate amount beneficially owned 7,847,861 (6% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,847,861; shared voting power 0; sole dispositive power 7,847,861; shared dispositive power 0; aggregate amount beneficially owned 7,847,861 (6% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,847,861; shared voting power 0; sole dispositive power 7,847,861; shared dispositive power 0; aggregate amount beneficially owned 7,847,861 (6% of the class)
- KKR Management LLP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,847,861; shared voting power 0; sole dispositive power 7,847,861; shared dispositive power 0; aggregate amount beneficially owned 7,847,861 (6% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,847,861; sole dispositive power 0; shared dispositive power 7,847,861; aggregate amount beneficially owned 7,847,861 (6% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,847,861; sole dispositive power 0; shared dispositive power 7,847,861; aggregate amount beneficially owned 7,847,861 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units - Class A representing limited partner interests
Name of issuer: GENESIS ENERGY LP
Address of issuer's principal executive offices: 811 Louisiana, Suite 1200, Houston, Texas (TX), 77002
Comment:
This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on July 15, 2019 (as amended, this "Schedule 13D") relating to Common Units - Class A (the "Class A Common Units") representing limited partner interests of Genesis Energy, L.P., a Delaware limited partnership (the "Issuer").

Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by:

(i) KKR Rodeo Aggregator L.P., a Delaware limited partnership;
(ii) KKR Rodeo Aggregator GP LLC, a Delaware limited liability company;
(iii) KKR Global Infrastructure Investors II (Rodeo) L.P., a Delaware limited partnership;
(iv) KKR Associates Infrastructure II AIV L.P., a Delaware limited partnership;
(v) KKR Infrastructure II AIV GP LLC, a Delaware limited liability company;
(vi) KKR Financial Holdings LLC, a Delaware limited liability company;
(vii) KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(viii) KKR Group Holdings Corp., a Delaware corporation;
(ix) KKR Group Co. Inc., a Delaware corporation
(x) KKR & Co. Inc., a Delaware corporation;
(xi) KKR Management LLP, a Delaware limited liability partnership;
(xii) Henry R. Kravis, a United States citizen; and
(xiii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the "Reporting Persons").

KKR Rodeo Aggregator GP LLC is the general partner of KKR Rodeo Aggregator L.P. KKR Global Infrastructure Investors II (Rodeo) L.P. is the sole member of KKR Rodeo Aggregator GP LLC. KKR Associates Infrastructure II AIV L.P. is the general partner of KKR Global Infrastructure Investors II (Rodeo) L.P. KKR Infrastructure II AIV GP LLC is the general partner of KKR Associates Infrastructure II AIV L.P. KKR Financial Holdings LLC is the Class B member of KKR Infrastructure II AIV GP LLC. KKR Group Partnership L.P. is the Class A member of KKR Infrastructure II AIV GP LLC and the sole member of KKR Financial Holdings LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Joseph Bae, Scott Nuttall, Robert Lewin, Ryan Stork, Dane Holmes, and Kathryn King Sudol is an executive officer of KKR Group Holdings Corp. and KKR Group Co. Inc. The directors of KKR Group Holdings Corp. and KKR Group Co. Inc. are Messrs. Bae, Nuttall, Lewin, and Stork and Ms. Sudol.

The executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, and Holmes and Ms. Sudol. The directors of KKR & Co. Inc. are listed on the amended and restated Annex A attached to this Amendment No. 1 to Schedule 13D as Exhibit 99.1, which is incorporated herein.

Each of Messrs. Bae, Nuttall, Stork, and Holmes and Ms. Sudol is a United States citizen, and Mr. Lewin is a Canadian citizen. The directors of KKR & Co. Inc. are listed on Annex A attached hereto as Exhibit 99.1, which is incorporated herein by reference ("Annex A").

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit I.
Residence or business address:
The address of the business office of each of the Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

30 Hudson Yards
New York, New York 10001

The address of the principal business office of Messrs. Kravis, Bae, Nuttall, Lewin, and Stork and Ms. Sudol is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Mr. Holmes is:

c/o Kohlberg Kravis Roberts & Co. L.P.
555 California Street, 50th Floor
San Francisco, CA 94104

The address of the business office of each of the individuals listed on Annex A (other than Messrs. Kravis, Roberts, Bae, and Nuttall) is listed therein.
Present principal occupation or employment:
KKR Rodeo Aggregator L.P. is engaged in the business of holding the Preferred Units, KKR Rodeo Aggregator GP LLC, KKR Global Infrastructure Investors II (Rodeo) L.P., KKR Associates Infrastructure II AIV L.P., KKR Infrastructure II AIV GP LLC and KKR Group Holdings Corp. are each principally engaged in the business of being a general partner or sole or managing member of their respective partnerships or limited liability companies. Each of KKR Financial Holdings LLC, KKR Group Partnership L.P., KKR Group Co. Inc., KKR & Co. Inc. and KKR Management LLP are principally engaged in being holding companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, and Holmes and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - 5(c) and 5(e) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the response of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are hereby incorporated by reference herein.

The Reporting Persons may be deemed to beneficially own an aggregate of 7,847,861 Class A Common Units, which represents, in the aggregate, approximately 6.0% of the outstanding shares of the Issuer's Class A Common Units, calculated pursuant to Rule 13d-3 of the Exchange Act consisting of 7,847,861 Preferred Units, which may be converted into 7,847,861 Class A Common Units, as provided in the Partnership Agreement.

Calculations of the percentage of Class A Common Units beneficially owned is based on 122,424,321 Class A Common Units outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2025, plus the Class A Common Units that KKR Rodeo Aggregator L.P. may acquire upon the conversion of its Preferred Units.

Each of KKR Rodeo Aggregator GP LLC (as the general partner of KKR Rodeo Aggregator L.P.), KKR Global Infrastructure Investors II (Rodeo) L.P. (as the sole member of KKR Rodeo Aggregator GP LLC), KKR Associates Infrastructure II AIV L.P. (as the general partner of KKR Global Infrastructure Investors II (Rodeo) L.P.), KKR Infrastructure II AIV GP LLC (as the general partner of KKR Associates Infrastructure II AIV L.P.), KKR Financial Holdings LLC (as the Class B member of KKR Infrastructure II AIV GP LLC), KKR Group Partnership L.P. (as the Class A member of KKR Infrastructure II AIV GP LLC and the sole member of KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein as directly held by KKR Rodeo Aggregator L.P.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any Class A Common Units. Any beneficial ownership of Class A Common Units by the directors of KKR is listed on Annex A.
Transactions in the class effected during the past sixty days: On March 6, 2025, KKR Rodeo Aggregator L.P. entered into a repurchase agreement with the Issuer pursuant to which the Issuer agreed to repurchase from KKR Rodeo Aggregator L.P. 3,708,098 Preferred Units at a price of $35.3955 per Preferred Unit. The repurchase closed on March 7, 2025. Except as set forth in this Amendment No. 1, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed on Annex A, or any other person named in Item 2, has engaged in any transaction in any Class A Common Units during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

On March 17, 2020, in connection with the termination of the Loan Agreement described herein, Rodeo Finance Aggregator LLC ceased to be the beneficial owner of more than 5% of the outstanding Class A Common Units.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On March 17, 2020, Rodeo Finance Aggregator LLC paid off the Loan Agreement and the Lenders returned the Pledged Units. Rodeo Finance Aggregator LLC directed the Lenders to return the Pledged Units to KKR Rodeo Aggregator L.P., its sole member, and as such, KKR Rodeo Aggregator L.P. became the direct holder of the Class A Common Units.

Certain accounts and funds managed by a subsidiary of KKR & Co. Inc. currently hold an aggregate of approximately $53.24 million principal amount of one or more tranches of the Issuer's senior unsecured notes.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:
Exhibit No. Description
Exhibit 99.1 Annex A Directors of KKR & Co. Inc.
Exhibit I Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- KKR Rodeo Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Rodeo Aggregator GP LLC, its general partner (03/10/2025)
- KKR Rodeo Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/10/2025)
- KKR Global Infrastructure Investors II (Rodeo) L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, By KKR Associates Infrastructure II AIV L.P., its GP, by KKR Infrastructure II AIV GP LLC, its GP (03/10/2025)
- KKR Associates Infrastructure II AIV L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Infrastructure II AIV GP LLC, its general partner (03/10/2025)
- KKR Infrastructure II AIV GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/10/2025)
- KKR Financial Holdings LLC: /s/ Christopher Lee, Christopher Lee, Secretary (03/10/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (03/10/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (03/10/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (03/10/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (03/10/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/10/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in fact (03/10/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in fact (03/10/2025)